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Exhibit 99.22

CANOPY HEALTH INNOVATIONS FILES A SUITE OF ADDITIONAL CANNABIS-RELATED PATENTS

April 23, 2018

TORONTO, ON – Canopy Health Innovations (“Canopy Health” or “CHI”), the partly-owned biopharmaceutical research and development affiliate of Canopy Growth Corporation (TSX: WEED) (“Canopy Growth”), today announced that it has, alone or with its subsidiary Canopy Animal Health or through its joint-venture Beckley Canopy Therapeutics, filed eight provisional US patents pertaining to the delivery and application of cannabis and cannabinoid-based therapeutics in certain indications.

Specifically, the eight patent applications relate to the following:

•	Fibromyalgia

•	Amyotrophic Lateral Sclerosis (also known as ALS, Lou Gehrig’s disease)

•	Anxiety and its various sub-groups (in humans and animals, in conjunction with Canopy Animal Health)

•	Cognitive enhancement (in humans and animals, in conjunction with Canopy Animal Health)

•	Pain and various sub-groups (in humans and animals, in conjunction with Canopy Animal Health)

•	Opioid sparing, pain management, and addiction (through Beckley Canopy Therapeutics)

•	Addiction and smoking cessation (through Beckley Canopy Therapeutics)

•	A platform and method for delivery of cannabis-based compositions

In addition to updated applications relating to earlier Insomnia patent applications, this brings the total number of US provisional patent filings (including Canopy Animal Health and Beckley Canopy Therapeutics) to thirty-nine.

These filings are part of a concerted plan to bring to patients and healthcare providers innovative medicines and health products targeting disease areas with substantial medical needs. As part of this plan, Canopy Health and its affiliates are collaborating with respected world-class academic researchers and clinicians, and working with leading research organizations and regulators in jurisdictions of interest to develop and register these breakthrough products.

“As global medical markets emerge the trend among regulators favours highly regulated and highly repeatable medical cannabis options,” said Bruce Linton, Chairman & CEO, Canopy Growth. “Through Canopy Health’s work we are bulding a body of knowledge around cannabinoid medicine that will lead to its inclusion in mainstream healthcare for the benefit of patients.”

Canopy Health and its affiliates continue their practice of filing provisional patents in the United States, which is common in the field of intellectual property generation and protection. Patents are first filed in the United States to create a priority date and allow for future filings in other selected jurisdictions, including Canada.

Although cannabis is not presently federally legal in the United States for commercial purposes, it is still the most common “first to file” jurisdiction for intellectual property generation and protection activity pertaining to cannabis and cannabinoids.

Here’s to Future Growth.

Contact:

Jordan Sinclair

Director of Communications

Jordan@canopygrowth.com

613-769-4196

Investor Relations

Tyler Burns

Tyler.burns@canopygrowth.com

855-558-9333 ex 122

About Canopy Health Innovations

Canopy Health Innovations (Canopy Health) operates as an independent and private collaborator of Canopy Growth Corporation and its subsidiaries. Canopy Health is owned in part by Canopy Growth and qualified private investors. Canopy Health’s business model is to engage simultaneously in numerous research areas, with a strict focus on the creation and enhancement of intellectual property, which is then retained exclusively on a first-priority basis. Canopy Growth and its subsidiaries retain an exclusive, first priority right to license and commercialize intellectual property developed and owned by Canopy Health. Canopy Health is focused on providing more in depth and advanced understanding of the cannabis plant and the potential medical uses for both humans and animals. This, combined with a more favourable regulatory system, and a global paradigm shift towards the normalization of cannabis, positions Canopy Health as an ideal company to invest in, conduct research, and develop safe, effective, natural medicines derived from cannabis.

About Canopy Growth

Canopy Growth is a world-leading diversified cannabis company, offering distinct brands and curated cannabis varieties in dried, oil and capsule forms. Through its wholly-owned subsidiaries, Canopy Growth operates numerous state-of-the-art production facilities with over half a million square feet of GMP-certified indoor and greenhouse production capacity, all to an unparalleled level of quality assurance procedures and testing. Canopy

Growth has established partnerships with leading sector names in Canada and abroad, with interests and operations spanning four continents. The Company is proudly dedicated to educating healthcare practitioners, providing consistent access to high quality cannabis products, conducting robust clinical research, and furthering the public’s understanding of cannabis. For more information visit www.canopygrowth.com.

Notice Regarding Forward Looking Statements

This news release contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation, Tweed Inc., Tweed Farms Inc. or Bedrocan Canada Inc. to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include future operational and production capacity, the impact of enhanced infrastructure and production capabilities, and forecasted available product selection. The forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth Corp. does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation. Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.